

17018395

RMS

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER: 8-20267

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 10/01/2016 (MM/DD/YY) AND ENDING 09/30/2017 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: The Frazer Lanier Company INC

OFFICIAL USE ONLY

FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

300 Water Street
(No. and Street)

Montgomery	AL	36103
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Susan S. Waldrop (334) 265-8483
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PBMares, LLP
(Name – *if individual, state last, first, middle name*)

150 Boush Street, Suite 400	Norfolk	Virginia	23510
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, S. Ashton Stuckey, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of The Frazer Lanier Company, Incorporated, as of September 30, 2017, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NONE

Signature

Chief Operations Officer

Title

Notary Public


MELISSA T BOYLE
My Commission Expires
May 4, 2018

This report ** contains (check all applicable boxes):

- ■ (a) Facing Page.
- ■ (b) Statement of Financial Condition.
- ■ (c) Statement of Income (Loss).
- ■ (d) Statement of Changes in Financial Condition.
- ■ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ■ (g) Computation of Net Capital.
- ■ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ■ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ■ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ■ (l) An Oath or Affirmation.
- ■ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

The Frazer Lanier Company, Incorporated

SEPTEMBER 30, 2017

FINANCIAL REPORT

FILED PURSUANT TO RULE 17a-5 OF THE
SECURITIES AND EXCHANGE COMMISSION

THE FRAZER LANIER COMPANY, INCORPORATED
MONTGOMERY, ALABAMA

INDEX

	PAGE
Report of independent registered public accounting firm	1
Financial Statements	
Statement of financial condition	2 - 3
Statement of income	4
Statement of changes in stockholders' equity	5
Statement of cash flows	6
Notes to financial statements	7 - 11
Supplemental information	
Schedule I - Computation of net capital pursuant to Rule 15c3-1 (X-17A-5)	12
Schedule II - Computation for determination of reserve requirements for broker-dealers under Rule 15c3-3 (X-17A-5)	13
Schedule III - Information relating to the possession or control requirements under Rule 15c3-3 (X-17A-5)	14
Management's report on compliance	15
Report of independent registered public accounting firm on compliance	16



REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors
The Frazer Lanier Company, Incorporated
Montgomery, Alabama

We have audited the accompanying statement of financial condition of The Frazer Lanier Company, Incorporated (the Company) as of September 30, 2017 and the related statements of income, changes in stockholders' equity and cash flows for the year then ended, and the related notes to the financial statements. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of The Frazer Lanier Company, Incorporated as of September 30, 2017, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States.

The supplemental information contained in Schedules I - III (the Supplemental Information) has been subjected to audit procedures performed in conjunction with the audit of The Frazer Lanier Company, Incorporated's financial statements. The Supplemental Information is the responsibility of The Frazer Lanier Company, Incorporated's management. Our audit procedures included determining whether the Supplemental Information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the Supplemental Information. In forming our opinion on the Supplemental Information, we evaluated whether the Supplemental Information, including its form and content is presented in conformity with 17 C.F.R. § 240.17a-5. In our opinion, the supplementary information contained in Schedules I - III is fairly stated, in all material respects, in relation to the financial statements as a whole.

PBMares, LLP

Norfolk, Virginia
November 28, 2017

THE FRAZER LANIER COMPANY, INCORPORATED

STATEMENT OF FINANCIAL CONDITION
SEPTEMBER 30, 2017

ASSETS

	ALLOWABLE	NON ALLOWABLE	TOTAL
Cash	$ 1,971,402	$ 121	$ 1,971,523
Cash segregated in compliance with federal and other regulations	15	-	15
Certificates of deposit	1,736,028	-	1,736,028
Property and equipment, net	-	103,696	103,696
Other assets:			
Dividends and interest receivable	-	6,467	6,467
Remarketing fees receivable	-	97,486	97,486
Investment in partnership	-	880,683	880,683
Other assets	-	52,889	52,889
Total assets	$ 3,707,445	$ 1,141,342	$ 4,848,787

See accompanying notes to financial statements.

LIABILITIES AND STOCKHOLDERS' EQUITY

	A. I. LIABILITIES	NON A. I. LIABILITIES	TOTAL
Liabilities:			
Accounts payable:			
Trade	$ 172,469	$ -	$ 172,469
Other broker dealers	10,669	-	10,669
Income taxes payable	49,952	-	49,952
Deferred income taxes	-	15,000	15,000
Deferred revenue	121,077	-	121,077
Accrued expenses and other liabilities	1,538,176	-	1,538,176
Total liabilities	$ 1,892,343	$ 15,000	$ 1,907,343
Stockholders' equity:			
Common stock:			
Class A, voting, $1 par value; authorized 3,000 shares, 2,118 shares issued and outstanding			2,118
Class B, nonvoting, $1 par value; authorized 1,000 shares, 556 shares issued and outstanding			556
Additional paid-in capital			267,107
Retained earnings			2,671,663
Total stockholders' equity			2,941,444
Total liabilities and stockholders' equity			$ 4,848,787

See accompanying notes to financial statements.

THE FRAZER LANIER COMPANY, INCORPORATED

STATEMENT OF INCOME
FOR THE YEAR ENDED SEPTEMBER 30, 2017

REVENUE:	
Underwriting transactions	$ 3,967,369
Remarketing fees	1,657,577
Interest	28,903
Other income	600
Total revenue	5,654,449
EXPENSES:	
Employee compensation and benefits	3,810,918
Office expenses	80,554
Occupancy and equipment costs	420,908
Promotional costs	648,330
Regulatory fees and expense	87,984
Other expenses	285,213
Total expenses	5,333,907
INCOME BEFORE INCOME TAXES AND EQUITY IN LOSS OF PARTNERSHIP	320,542
INCOME TAX EXPENSE	55,952
INCOME BEFORE EQUITY IN LOSS OF PARTNERSHIP	264,590
EQUITY IN LOSS OF PARTNERSHIP	256,817
NET INCOME	$ 7,773

See accompanying notes to financial statements.

THE FRAZER LANIER COMPANY, INCORPORATED

STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
FOR THE YEAR ENDED SEPTEMBER 30, 2017

	COMMON STOCK	ADDITIONAL PAID-IN CAPITAL	RETAINED EARNINGS
BALANCE AT SEPTEMBER 30, 2016	$ 2,674	$ 267,107	$ 2,663,890
NET INCOME	-	-	7,773
BALANCE AT SEPTEMBER 30, 2017	$ 2,674	$ 267,107	$ 2,671,663

See accompanying notes to financial statements.

THE FRAZER LANIER COMPANY, INCORPORATED

STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED SEPTEMBER 30, 2017

CASH FLOWS PROVIDED BY OPERATING ACTIVITIES:	
Net income	$ 7,773
Adjustments to reconcile net income to net cash provided by operating activities	
Depreciation and amortization	13,353
Equity in loss from partnership	256,817
Provision for deferred income taxes	6,000
Interest on certificates of deposit reinvested	(5,891)
Gain on sale of assets	(600)
Net change in:	
Dividends and interest receivable	(3,269)
Receivables	145,417
Other assets	(40,959)
Accounts payable and accrued expenses	(207,469)
Income taxes payable	(45,892)
Deferred revenue	(68,117)
Net cash provided by operating activities	57,163
CASH FLOWS USED IN INVESTING ACTIVITIES	
Investment in partnership	(1,137,500)
Proceeds from retirement of notes receivable	900,000
Proceeds from sale of assets	600
Purchases of property and equipment	(13,898)
Net cash used in investing activities	(250,798)
NET DECREASE IN CASH	(193,635)
CASH AT BEGINNING OF YEAR	2,165,173
CASH AT END OF YEAR	$ 1,971,538
SUPPLEMENTAL DISCLOSURES OF CASH FLOWS INFORMATION:	
Cash paid during the year for:	
Income taxes	$ 95,844

See accompanying notes to financial statements.

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

Nature of operations - The Frazer Lanier Company, Incorporated (the Company) is a broker-dealer registered with the Securities and Exchange Commission (SEC) and the Financial Industry Regulatory Authority (FINRA). The Company is engaged in a single line of business as a securities broker-dealer, which comprises several classes of services, including principal transactions, agency transactions, investment banking, and investment advisory and is headquartered in Alabama.

Use of estimates - The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Cash and cash equivalents - The Company considers all highly liquid investments with a maturity of three months or less when purchased to be cash equivalents.

Receivables - Receivables are stated at the amount management expects to collect from balances outstanding at year-end. Based on management's assessment of the credit history with customers having outstanding balances and current relationships with them, it has concluded no allowance for doubtful accounts was necessary as of September 30, 2017.

Underwriting transactions - Revenue includes fees, net of syndicate expenses, arising from securities offerings in which the Company acts as an underwriter or agent. Fees are recorded at the time the underwriting is completed and the income is reasonably determinable.

Remarketing fees - Remarketing fees are recognized as earned on a pro rata basis over the term of the contract. Fees received in advance are deferred over the term of the contract.

Income taxes - Income taxes are provided for the tax effects of transactions reported in the financial statements and consist of taxes currently due plus deferred taxes.

The Company recognizes and measures its unrecognized tax benefits in accordance with the Income Taxes Topic of the FASB Accounting Standards Codification. Under that guidance, the Company assesses the likelihood, based on technical merit, that tax positions will be sustained upon examination based on the facts, circumstances, and information available at the end of each period. The measurement of unrecognized tax benefits is adjusted when new information is available, or when an event occurs that requires a change. Interest and penalties associated with tax positions are recognized in the statement of income if material.

Property and equipment - Depreciation of furniture and equipment is computed principally by accelerated methods for both financial reporting purposes and income tax purposes. Amortization of leasehold improvements is computed by the straight-line method. The estimated useful lives used to compute depreciation on assets are indicated below.

Leasehold improvements	5 – 31.5 years
Furniture and office equipment	5 - 10 years
Airplane	5 years

The Company considers property and equipment for impairment when events or circumstances indicate the fair value may be less than the carrying value.

Commitments - In the normal course of business, the Company enters into underwriting commitments. There were no transactions relating to such underwriting commitments that were open at September 30, 2017 and were subsequently settled.

NOTE 2 - CONCENTRATIONS OF RISK:

The Company maintains cash accounts in bank deposit accounts, which at times may exceed federally insured limits. The Company has not experienced any losses in such accounts.

The Company is engaged in various trading and brokerage activities in which counterparties primarily include broker-dealers, banks, and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty.

NOTE 3 - CASH AND SECURITIES SEGREGATED UNDER FEDERAL AND OTHER REGULATIONS:

Cash of $15 has been segregated in a special reserve bank account for the benefit of customers under Rule 15c3-3 of the SEC.

NOTE 4 - SUBORDINATED LIABILITIES

At September 30, 2017, the Company had no liabilities subordinated to the claims of general creditors.

NOTE 5 - PROPERTY AND EQUIPMENT:
Furniture, equipment, and leasehold improvements consist of the following:

Leasehold improvements	$ 53,963
Furniture and office equipment	546,717
Airplane	641,112
	1,241,792
Less: Accumulated depreciation and amortization	1,138,096
Total	$ 103,696

NOTE 6 - INVESTMENT IN PARTNERSHIP:
The Company invested in CMFL, LLC during the year ended September 30, 2017 with a contribution of $1,137,500 in exchange for a 50% interest. The investment is recorded using the equity method. As of September 30, 2017, CMFL, LLC reported assets of $1,833,968, liabilities of $32,574, revenues of $49,000, and expenses of $522,605.

The Company entered into a one year aircraft dry lease agreement with CMFL, LLC beginning February 2017 for $42,000 payable in monthly installments. At expiration of the lease, it may be renewed for another year, unless terminated by the Company. Future minimum lease payments under this lease total $14,000 for the year ended September 30, 2018. The Company is responsible for the direct costs of operating the aircraft for the Company's use and its allowable share of other costs as outlined in the operating agreement.

NOTE 7 - LINES OF CREDIT - BANK:
The Company has a $750,000 revolving line of credit with Sterling Bank under which no draws were outstanding at September 30, 2017. The fixed rate line of credit bears interest at 3.05%. The line of credit is secured by certain Company certificates of deposit with a market value of $750,000 at September 30, 2017. The line of credit expires in October 2018.

During 2017, the Company closed a new credit facility with Synovus Bank to include a daylight overdraft facility and line of credit. The revolving credit facility will automatically renew every year unless a 90 day cancellation notice is provided, and will mature on November 16, 2017. This credit facility has a maximum borrowing limit of $125,000,000, bears interest at the 30 day LIBOR plus 350 bps, which was 4.74% at September 30, 2017, and will be secured by municipal securities returned to the Bank's Depository Trust Company account and personal guarantees. The Company has no draws outstanding at September 30, 2017 under this facility.

NOTE 8 - LEASES:
In addition to the aircraft lease discussed in Note 6, the Company subleases office space from a partnership, of which one partner is a former stockholder of the Company. The lease agreement expires on September 30, 2019. Rental expense totaled $140,460 for 2017. The future minimum lease payments under this sublease are expected to be $140,460 per year through the year ending September 30, 2019.

The Company's other office has a lease expiring August 2019. Lease expense under this agreement totaled $30,343 for 2017. The future minimum lease payments under this lease are expected to be $30,954 for the year ended September 30, 2018 and $28,900 for the year ended September 30, 2019.

NOTE 9 - INCOME TAXES:
Net deferred tax assets and liabilities consist of the following components as of September 30, 2017:

Deferred tax liabilities:		
Depreciation timing differences	$	(14,000)
Investment in CMFL, LLC		(10,000)
Deferred tax assets:		
Accrued expenses		8,000
Contribution carryforward		1,000
Net deferred tax liability	$	(15,000)

The provision for income taxes for the year ended September 30, 2017 consists of the following:

Deferred income tax expense	$	6,000
Current income tax expense:		
Federal		42,853
State		7,099
Total income tax expense	$	55,952

The income tax provision differs from the amount of income tax determined by applying the federal income tax rate to pretax income for the year ended September 30, 2017 primarily due to nondeductible expenses.

NOTE 10 - RETIREMENT PLAN:
The Company has a defined contribution retirement plan covering substantially all employees. Contributions to the plan are authorized by the Board of Directors at its discretion. The Company's retirement expense for the year ended September 30, 2017 was $97,207.

NOTE 11 - NET CAPITAL REQUIREMENT:

Pursuant to the net capital provisions of Rule 15c3-1 of the Securities Exchange Act of 1934, the Company is required to maintain a minimum net capital as defined under such provisions. Net capital and the related net capital ratio may fluctuate on a daily basis. At September 30, 2017, the Company had net capital and net capital requirements of $1,762,518 and $250,000, respectively. The Company's percentage of aggregate indebtedness to net capital was 107%. The ratio of aggregate indebtedness to net capital may not exceed 1500.00%.

NOTE 12 - RECEIVABLES FROM RELATED PARTIES:

At September 30, 2017, the Company had no notes receivable outstanding. During the year ended September 30, 2017, the outstanding note receivable of $900,000 was paid in full. The note had scheduled annual principal payments of $50,000 plus interest computed monthly at the fixed rate of 3.25%. The interest earned on related party receivables during the year ended September 30, 2017 was $9,750.

THE FRAZER LANIER COMPANY, INCORPORATED

SCHEDULE I - COMPUTATION OF NET CAPITAL PURSUANT TO RULE 15c3-1
AS OF SEPTEMBER 30, 2017

	FOCUS - PART II QUARTER ENDED SEPTEMBER 30, 2017	ADJUSTMENTS	ANNUAL FINANCIAL STATEMENTS AT SEPTEMBER 30, 2017
COMPUTATION OF NET CAPITAL:			
Total stockholders' equity from statement of financial condition	$ 2,950,415	$ (8,971)	$ 2,941,444
Deductions and/or charges:			
Total nonallowable assets from statement of financial condition	1,197,084	(55,742)	1,141,342
Total deductions and/or charges	1,197,084	(55,742)	1,141,342
Net capital before haircuts on securities positions	1,753,331	46,771	1,800,102
Haircuts on securities:			
Marketable investments	29,899	7,685	37,584
Total haircuts on securities	29,899	7,685	37,584
Net capital	$ 1,723,432	$ 39,086	$ 1,762,518
Minimum net capital requirement	250,000	-	250,000
Excess net capital	$ 1,473,432	$ 39,086	$ 1,512,518
COMPUTATION OF AGGREGATE INDEBTEDNESS:			
Total aggregate indebtedness liabilities from statement of financial condition	$ 1,902,114	$ (9,771)	$ 1,892,343
Total aggregate indebtedness	$ 1,902,114	$ (9,771)	$ 1,892,343
Percentage of aggregate indebtedness to net capital	110%	-3%	107%

The adjustments are due to an adjustment to nonallowable receivables and adjustments for income taxes payable, deferred income taxes, and accrued expenses recorded after preparation of Focus report.

THE FRAZER LANIER COMPANY, INCORPORATED

SCHEDULE II - COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS FOR BROKER-DEALERS UNDER RULE 15c3-3 AS OF SEPTEMBER 30, 2017

CREDIT BALANCES:	
Free credit balances and other credit balances in customer security accounts	NONE
Debit balances in customers' accounts, less unsecured accounts and accounts doubtful of collection	NONE
RESERVE COMPUTATION:	
Excess of total credits over total debits	NONE
105% of total credits over total debits	N/A
Amount held on deposit in "Reserve Bank Account," end of reporting period	$ 15
Net amount in reserve bank account after deposit	$ 15
Date of deposit	N/A

There were no differences between the reserve requirements as shown on the Focus Report - Part II for the quarter ended September 30, 2017 and the financial statements as required by Rule 17a-5.

THE FRAZER LANIER COMPANY, INCORPORATED

SCHEDULE III - INFORMATION RELATING TO THE POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15c3-3 (X-17A-5)
AS OF SEPTEMBER 30, 2017

State the market valuation and the number of items of:

Customers' fully paid securities not in the respondent's possession or control as of the report date (for which instructions to reduce to possession or control had been issued as of the report date) but for which the required action was not taken by respondent within the time frames specified under Rule 15c3-3.	NONE
Number of items	NONE
Customers' fully paid securities for which instructions to reduce to possession or control had not been issued as of the report date, excluding items arising from "temporary lags resulting from normal business operations" as permitted under Rule 15c3-3.	NONE
Number of items	NONE

MANAGEMENT'S REPORT ON COMPLIANCE

In accordance with 17 C.F.R. § 240.17a-5, Management of The Frazer Lanier Company, Incorporated (the Company) has prepared the following report on compliance with the net capital rule and the reserve requirement rule. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we are exempt from making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13.

As part of our report, the Company asserts:

1. As of and for the year ended September 30, 2017, the Company maintained effective Internal Control over Compliance. In addition, the Company was in compliance with 17 C.F.R. § 240.15c3-1 (the "net capital rule") and 17 C.F.R. § 240.15c3-3(e) (the "reserve requirement rule") as of September 30, 2017.

2. The information the Company used to state whether it was in compliance with the net capital rule and the reserve requirement rule was derived from the books and records of the Company.

3. The Company is responsible for the assertions in this report and the selection of the criteria against which our assertion is being evaluated.

4. The criteria are the net capital rule, reserve requirement rule, and 17 C.F.R. § 240.17a-13 (collectively, the financial responsibility rules) and we understand that we are responsible for determining that such criteria are appropriate for our purposes.

5. The Company is responsibile for establishing and maintaining a system of internal control with the objective of providing the Company with reasonable assurance that any instances of non-compliance with the financial responsibility rules will be prevented or detected on a timely basis.

6. No events or transactions have occurred subsequent to September 30, 2017 that would require adjustment to, or disclosure in, the presentation of the compliance report.

Signature: 



REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors
The Frazer Lanier Company, Incorporated
Montgomery, Alabama

We have examined The Frazer Lanier Company, Incorporated's (the Company) statements, included in the accompanying Management's Report on Compliance, that (1) the Company's internal control over compliance was effective during the most recent fiscal year ended September 30, 2017, (2) the Company's internal control over compliance was effective as of September 30, 2017; (3) the Company was in compliance with 17 C.F.R. §§ 240.15c3-1 and 240.15c3-3(e) as of September 30, 2017; and (4) the information used to state that the Company was in compliance with 17 C.F.R. §§ 240.15c3-1 and 240.15c3-3(e) was derived from the Company's books and records. The Company's management is responsible for establishing and maintaining a system of internal control over compliance that has the objective of providing the Company with reasonable assurance that non-compliance with 17 C.F.R. § 240.15c3-1, 17 C.F.R. § 240.15c3-3, or 17 C.F.R. § 240.17a-13, or applicable rules of the Financial Industry Regulatory Authority, Inc. (FINRA) will be prevented or detected on a timely basis. Our responsibility is to express an opinion on the Company's statements based on our examination.

We conducted our examination in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the examination to obtain reasonable assurance about whether the Company's internal control over compliance was effective as of and during the most recent fiscal year ended September 30, 2017; the Company complied with 17 C.F.R. §§ 240.15c3-1 and 240.15c3-3(e) as of September 30, 2017; and the information used to assert compliance with 17 C.F.R. §§ 240.15c3-1 and 240.15c3-3(e) as of September 30, 2017, was derived from the Company's books and records. Our examination includes testing and evaluating the design and operating effectiveness of internal control over compliance, testing and evaluating the Company's compliance with 17 C.F.R. §§ 240.15c3-1 and 240.15c3-3(e), determining whether the information used to assert compliance with 240.15c3-1 and 240.15c3-3(e) was derived from the Company's books and records, and performing such other procedures as we considered necessary in the circumstances. We believe that our examination provides a reasonable basis for our opinion.

In our opinion, the Company's statements referred to above are fairly stated, in all material respects.

PBMares, LLP

Norfolk, Virginia
November 28, 2017

THE FRAZER LANIER COMPANY, INCORPORATED

AGREED-UPON PROCEDURES

SEPTEMBER 30, 2017


PBMares

ASSURANCE, TAX & ADVISORY SERVICES


PBMares

INDEPENDENT ACCOUNTANT'S REPORT ON APPLYING AGREED-UPON PROCEDURES

The Board of Directors
The Frazer Lanier Company, Incorporated
Montgomery, Alabama

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments [General Assessment Reconciliation (Form SIPC-7)] to the Securities Investor Protection Corporation (SIPC) for the period from October 1, 2016 to September 30, 2017, which were agreed to by the Frazer Lanier Company, Incorporated's (the Company) Board of Directors and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC, solely to assist you and the other specified parties in evaluating the Company's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). The Company's management is responsible for the Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries noting no differences.

2. Compared the total revenue amounts of the audited Form X-17A-5 for the year ended September 30, 2017 with the amounts reported in Form SIPC-7 for the period from October 1, 2016 to September 30, 2017. Revenues reported on the SIPC-7 did not match the audited Form X-17A-5 and thus, the SIPC-7 fee was not calculated correctly. Total revenue reported on form SIPC-7 was understated by $197,344, resulting in an underpaid assessment of approximately $295. An amended SIPC-7 needs to be filed by the Company.

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers. An amended SIPC-7 needs to be filed by the Company.

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments. An amended SIPC-7 needs to be filed by the Company.

5. There was no overpayment applied to the current assessment computed on Form SIPC-7.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

PB Mares, LLP

Norfolk, Virginia
November 28, 2017

SIPC-7B

(34-REV 6/17)

SECURITIES INVESTOR PROTECTION CORPORATION
P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

SIPC-7B

(34-REV 6/17)

For the fiscal year ended 09/30/2017

(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

THE FRAZER LANIER COMPANY, INCORPORATED
300 WATER STREET
MONTGOMERY, AL 36104-2501

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

SUSAN WALDROP 334-265-8483

2. A. General Assessment (item 2f from page 2) $ 9,686.44

B. Less payment made with SIPC-6 filed and SIPC-7 if applicable (**exclude interest**) (6,034.68)

04/27/2017
Date Paid

C. Less prior overpayment applied ( )

D. Assessment balance due or (overpayment) 3,651.76

E. Interest computed on late payment (see instruction E) for______days at 20% per annum

F. Total assessment balance and interest due (or overpayment carried forward) $ 3,651.76

G. **PAYMENT: √ the box**
Check mailed to P.O. Box ☑ **Funds Wired** ☐
Total (must be same as F above) $ 3,651.76

H. Overpayment carried forward $( )

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

THE FRAZER LANIER COMPANY, INCORPORATED
(Name of Corporation, Partnership or other organization)



(Authorized Signature)

Dated the 02 day of NOVEMBER, 20 17.

CFO
(Title)

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ______ Postmarked ______ Received ______ Reviewed

Calculations ______ Documentation ______ Forward Copy ______

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

AMOUNTS FOR APPLICABLE PERIODS.

beginning 10/01/2016 and ending ~~12/31/2016~~ | beginning 01/01/2017 and ending ~~09/30/2017~~

Item No.	TOTAL REVENUE	Eliminate cents	
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$ 5,457,105 (the sum of both periods)	$ 1,545,883	$ 3,911,222
2b. Additions:			
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.			
(2) Net loss from principal transactions in securities in trading accounts.			
(3) Net loss from principal transactions in commodities in trading accounts.			
(4) Interest and dividend expense deducted in determining item 2a.			
(5) Net loss from management of or participation in the underwriting or distribution of securities.			
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.			
(7) Net loss from securities in investment accounts.			
Total additions			
2c. Deductions:			
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.			
(2) Revenues from commodity transactions.			
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.			
(4) Reimbursements for postage in connection with proxy solicitation.			
(5) Net gain from securities in investment accounts.			
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.			
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).			
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C): (Deductions in excess of $100,000 require documentation)		846	28,657
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $ ____ $ ____			
(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $ ____ $ ____			
Enter the greater of line (i) or (ii)			
Total deductions		846	28,657
2d. SIPC Net Operating Revenues		$ 1,545,037	$ 3,882,565
2e. General Assessment at applicable rate for assessment period.		$ 3,862.59 @.0025	$ 5,823.85 @.0015
2f. Total General Assessment add both columns.		$ 9,686.44 (to page 1, line 2.A.)	

SIPC-7B

(34-REV 6/17)

Amended

SECURITIES INVESTOR PROTECTION CORPORATION

P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

SIPC-7B

(34-REV 6/17)

For the fiscal year ended 09/30/2017

(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

THE FRAZER LANIER COMPANY, INCORPORATED
300 WATER STREET
MONTGOMERY, AL 36104-2501

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

SUSAN WALDROP 334-265-8483

2. A. General Assessment (item 2f from page 2) $ ~~9,686.44~~ 9,982.45

B. Less payment made with SIPC-6 filed and SIPC-7 if applicable **(exclude interest)** (~~6,034.68~~ 9,686.44)

04/27/2017 & 11/03/2017
Date Paid

C. Less prior overpayment applied ( )

D. Assessment balance due or (overpayment) ~~3,651.76~~ 296.01

E. Interest computed on late payment (see instruction E) for______days at 20% per annum

F. Total assessment balance and interest due (or overpayment carried forward) $ ~~3,651.76~~ 296.01

G. **PAYMENT:** √ the box
Check mailed to P.O. Box ☑ **Funds Wired** ☐
Total (must be same as F above) $ ~~3,651.76~~ 296.01

H. Overpayment carried forward $( )

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

THE FRAZER LANIER COMPANY, INCORPORATED
(Name of Corporation, Partnership or other organization)

(Authorized Signature)

Dated the 02 day of NOVEMBER, 20 17.

CFO
(Title)

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: Postmarked ______ Received ______ Reviewed ______

Calculations ______ Documentation ______ Forward Copy ______

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amended

AMOUNTS FOR APPLICABLE PERIODS.

		beginning 10/01/2016 and ending ~~12/31/2016~~	beginning 01/01/2017 and ending ~~09/30/2017~~
Item No.	**TOTAL REVENUE**	**Eliminate cents**	
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$ ~~5,457,105~~ 5,397,631 (the sum of both periods)	$ 1,545,883	$ ~~3,911,222~~ 3,851,748
2b. Additions:			
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.			
(2) Net loss from principal transactions in securities in trading accounts.			
(3) Net loss from principal transactions in commodities in trading accounts.			
(4) Interest and dividend expense deducted in determining item 2a.			
(5) Net loss from management of or participation in the underwriting or distribution of securities.			
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.			
(7) Net loss from securities in investment accounts.			256,817
Total additions			256,817
2c. Deductions:			
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.			
(2) Revenues from commodity transactions.			
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.			
(4) Reimbursements for postage in connection with proxy solicitation.			
(5) Net gain from securities in investment accounts.			
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.			
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).			
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C): (Deductions in excess of $100,000 require documentation)		846	28,657
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income.	$ ______ $ ______		
(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960).	$ ______ $ ______		
Enter the greater of line (i) or (ii)			
Total deductions		846	28,657
2d. SIPC Net Operating Revenues		$ 1,545,037	$ ~~3,882,565~~ 4,079,908
2e. General Assessment at applicable rate for assessment period.		$ 3,862.59 @.0025	$ ~~5,823.85~~ 6,119.86 @.0015
2f. Total General Assessment add both columns.		$ ~~9,686.44~~ 9,982.45 (to page 1, line 2.A.)	